Exhibit 99.1

TFI International Reports on Shareholders’ Voting Results for the Election of Directors

Montreal, Quebec, April 23, 2025 – The Board of Directors of TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, held its Annual Meeting of shareholders earlier today. All candidates proposed as directors were duly elected to the Board of Directors of TFI International by a majority of the votes cast by shareholders represented by proxy at the Meeting, as follows:

NAME	FOR		AGAINST
	Number	%	Number	%
Leslie Abi-Karam	66,539,956	98.37	1,099,758	1.63
Alain Bédard	65,064,475	96.19	2,575,238	3.81
André Bérard	58,888,382	87.06	8,751,332	12.94
William T. England	66,205,426	97.88	1,434,288	2.12
Diane Giard	67,372,662	99.61	267,052	0.39
Debra Kelly-Ennis	59,184,832	87.50	8,454,882	12.50
Sébastien Martel	67,372,040	99.60	267,674	0.40
John M. Pratt	67,365,116	99.59	274,600	0.41
Joey Saputo	59,224,449	87.56	8,415,265	12.44
Rosemary Turner	67,267,089	99.45	372,626	0.55

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•
Less-Than-Truckload;
•
Truckload;
•
Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com